Exhibit 99.1

Wheaton Precious Metals Announces Investor Day Webcast on September 16, 2026

VANCOUVER, BC, Sept. 1, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it will host an Investor Day webcast on Wednesday, September 16, 2026, starting at 9:00am Eastern Time.

Speakers will include Haytham Hodaly, President and Chief Executive Officer, as well as the Wheaton Executive team. In addition, technical presentations for certain assets will be made by representatives from Wheaton's partners.

To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-800-715-9871 or 1-647-932-3411
Conference Call ID:	2922242

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website. The conference call will be recorded and available until September 23, 2026 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	2922242
Archived webcast:	Click here

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

View original content to download multimedia:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-investor-day-webcast-on-september-16-2026-302866728.html

SOURCE Wheaton Precious Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2026/01/c6213.html

%CIK: 0001323404

For further information: For further information, please contact: Emma Murray, Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 01-SEP-26